EXHIBIT 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at January 31, 2017:

As at January 31, 2017
(in millions of Canadian dollars)
Subordinated Debentures	7,507
Equity
Common Equity
Common Shares	15,625
Retained Earnings	35,653
Accumulated Other Comprehensive Income	1,589
Other Reserves	139

Total Common Equity	53,006
Preferred Shares	3,249

Total Equity Attributable to Equity Holders of the Bank	56,255
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,577

Total Equity	57,832

Total Capitalization	65,339

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the three month period ended January 31, 2017 and each of the years in the five year period ended January 31, 2017.

	Three month ended January 31	October 31,
	2017	2016	2015	2014	2013	2012

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	10.36	8.18	7.90	8.52	7.42	7.43
Including interest on deposits	2.19	2.12	2.18	2.21	2.01	2.03
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	8.71	7.22	7.07	7.29	6.03	6.02
Including interest on deposits	2.14	2.07	2.14	2.15	1.94	1.96

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.